# ING USA Annuity and Life Insurance Company
## and its Separate Account B

## ING Focus Variable Annuity Contracts

### Supplement dated April 27, 2011 to the Contract Prospectus dated April 30, 2007, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus dated April 30, 2007. Please read it carefully and keep it with your current Contract Prospectus for future reference.

**Effective April 29, 2011,** the following fund name changes apply to the individual portfolios listed below. These investment portfolios are currently open to new investments.

| List of Fund Name Changes | |
| --- | --- |
| *Former Fund Name* | *Current Fund Name* |
| ING Van Kampen Comstock Portfolio | ING Invesco Van Kampen Comstock Portfolio |
| ING Van Kampen Equity and Income Portfolio | ING Invesco Van Kampen Equity and Income Portfolio |